CORPORATION

06014767

June 22, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 092/2006**

  Subject: Clarification about ITV case posted in the Newspaper

  Date: June 21, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

dw 6/29

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
June 22, 2006

SHIN 092/2006

June 21, 2006

Re: Clarification about ITV case posted in the Newspaper

To: The President
The Stock Exchange of Thailand

According to the news posted in the newspapers stating that Temasek may claim against Shin Corporation Public Company Limited (the 'Company") as a consequence of a claim to be filed by the Office of the Permanent Secretary of the Prime Minister Office against ITV Public Company Limited ("ITV") in respect of penalty arising out of or in connection with breaching the provisions of the Concession Agreement, and the Company has to be liable for any loss, damage or payment as a result of such claim.

The Company would like to inform to you as follows:

1. According to Thai law, each of the shareholders of the public limited company (including the Company as one of the shareholders of ITV) has limited liability for all losses and damages incurred by the public limited only in an amount equal to the paid up capital paid by each of them.

2. The shareholders of Company are the shareholders who are under the rules of the Stocks Exchange of Thailand like all shareholders of public company limited so any responsibility or liability between the shareholders and the Company shall be in accordance with the provisions of law and the relevant regulations. Currently, there is no other agreement other than the provisions and the rights stated by Thai law, then the Company has no responsibility and liability to the Company's shareholders in connection with ITV case.